TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD REPORTS SECOND QUARTER 2023 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, August 10, 2023 - IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") today reported its financial and operating results for the second quarter ended June 30, 2023.

HIGHLIGHTS:

Operations

• Attributable gold production from continuing operations was 107,000 ounces.

• Revenues from continuing operations were $238.8 million from sales of 121,000 ounces (111,000 ounces on an attributable basis) at an average realized gold price of $1,973 per ounce.

• Cost of sales per ounce sold from continuing operations was $1,376, cash cost1 per ounce sold from continuing operations was $1,372 and all-in-sustaining-cost1 ("AISC") per ounce sold from continuing operations was $1,912.

• Attributable gold production guidance for 2023 is unchanged and is expected to be in the range of 410,000 to 470,000 ounces. Full year costs are expected to come in at the top end of the guided ranges of between $1,125 and $1,175 per ounce sold for cash costs1 and between $1,625 to $1,700 per ounce sold for AISC1.

• In health and safety, for the six months ended June 30, 2023, the Company reported a DARTFR (days away, restricted, transferred duty frequency rate) of 0.39 and a TRIFR (total recordable injuries frequency rate) of 0.68, with a decreasing trend since the last quarter.

Financial

• Net earnings attributable to equity holders1 of $92.6 million or $0.19 per share and adjusted net loss attributable to equity holders1 of $3.3 million or $0.01 per share.

• Net cash from operating activities was $23.2 million. Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles1 was $21.8 million.

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")1 from continuing operations was $166.2 million and adjusted EBITDA1 was $63.8 million.

• Mine-site free cash flow1 from continuing operations was $14.6 million.

• The Company has available liquidity of $1,200.2 million comprised of cash and cash equivalents of $747.7 million and the available balance of the secured revolving credit facility ("Credit Facility") of $452.5 million as at June 30, 2023.

Côté Gold

• As of June 30, 2023, the Côté Gold Project was estimated to be 85.7% complete.

• Since commencement of construction, $2.23 billion ($1.56 billion at 70%) of the planned $2.965 billion ($2.08 billion at 70%) of project expenditure has been incurred.

• The estimated cost to complete the Côté Gold Project on a 100% basis is $665 to $735 million ($465 to $515 million at 70%) on an incurred basis assuming a USDCAD rate of 1.32, with the top end of the range approximating the planned $2.965 billion.

• Sumitomo Metal Mining Co., Ltd. and SMM Gold Cote Inc. ("Sumitomo" or "SMM") funded the final $61.0 million of the Company's funding obligation and an incremental $18.0 million based on its increased ownership during the second quarter 2023 as per the Joint Venture Funding and Amending Agreement ("JV Funding and Amending Agreement"), reducing the Company's interest in the unincorporated joint venture to 60.3%.

• On a 100% basis at the UJV level, the Côté Gold Project incurred project expenditures1 of $270.1 million ($189.1 million at 70%) in the second quarter 2023. IAMGOLD is expected to fund $425 to $475 million during the remainder of 2023 based on its 60.3% ownership in Côté Gold unincorporated joint venture. See "Côté Gold Project".

Corporate

• On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal ("Senegal Assets") for aggregate gross cash proceeds of $197.6 million. See "Bambouk Assets".

• On May 16, 2023, the Company announced that it had entered into a five-year second lien secured term loan (the "Term Loan") of $400 million from three institutional lenders. The Term Loan proceeds have been used to pay down amounts drawn under its existing revolving Credit Facility, increasing liquidity and flexibility during the completion of construction, commissioning and ramp up of Côté Gold, as it allows for the Credit Facility to be available to support working capital and additional liquidity in case of unforeseen changes in the operating or macroeconomic environment.

• On August 1, 2023, the Company entered into an agreement to sell its 100% interest in the Pitangui Project, a greenfield exploration property located in Brazil, as well as its interest in the Acurui Project, to Jaguar Mining Inc. ("Jaguar") via a share purchase agreement. The Company will receive 6.3 million common shares from Jaguar, for an aggregate value of $9.0 million. The Company will also retain a net smelter returns royalty on both projects. The transaction is subject to customary closing conditions, including the approval of the TSX. The transaction is expected to close in the third quarter 2023.

"As we move into the second half of 2023, IAMGOLD is proud of its achievements so far this year," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "Gold production from continuing operations year to date is 220,000 ounces at cash costs of $1,234 per ounce sold. We have seen remarkable progress and a transformation of Côté Gold as project activities begin the critical transition from bulk construction to finishing activities and operational readiness, including a steady ramp up of autonomous mining activities towards production early next year. The project is now over 86% complete and the remaining capital outlay is in line with our estimates. At Essakane, we saw the mine return to full mining and milling capacity in the second quarter, as our teams worked tirelessly to manage the in-country supply chain while commencing the next phase of mining in the pit. On health and safety, the company has seen an improving trend with improvements year over year, though we will continuously work to achieve our goal of Zero Harm® for the people and the places where we operate."

"As we look to the end of this year, we see IAMGOLD is well on track to meet its gold production guidance targets of 410,000 to 470,000 ounces. We are currently forecasting costs to come in on the upper end of our guidance ranges, due to sustained higher costs of doing business from cooling, yet still present, inflationary pressures and associated complexities in the regions in which we operate. We are excited about where IAMGOLD is positioned today, as when Côté Gold comes online, the Company will have a significantly higher production base and lower cost profile, providing a strong foundation of cashflow and growth opportunities in Canada," added Mr. Adams.

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QUARTERLY SUMMARY

The following table summarizes certain operating and financial results for the three months ended June 30, 2023 (Q2 2023), June 30, 2022 (Q2 2022) and the six months ended June 30 (or YTD) 2023 and 2022 and certain measures of the Company's financial position as at June 30, 2023 and December 31, 2022. Financial results of Rosebel include the one month period ended January 31, 2023, prior to the closing of the sale to Zijin Mining Group Co. Ltd. ("Zijin") that was announced on October 18, 2022.

	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Key Operating Statistics
Gold production - attributable (000s oz)
- Essakane	88	107	180	219
- Westwood	19	14	40	30
Total from continuing operations	107	121	220	249
- Rosebel	-	49	25	95
Total gold production - attributable (000s oz)	107	170	245	344
Gold sales - attributable (000s oz)
- Essakane	93	104	181	223
- Westwood	18	14	39	30
Total from continuing operations	111	118	220	253
- Rosebel	-	52	24	98
Total gold sales - attributable (000s oz)	111	170	244	351
Cost of sales[1] ($/oz sold) - attributable
- Essakane	$1,274	$838	$1,171	$810
- Westwood	1,909	2,463	1,773	2,176
Total from continuing operations	$1,376	$1,034	$1,277	$974
- Rosebel	-	1,349	949	1,359
Total cost of sales[1] ($/oz sold) - attributable	$1,376	$1,130	$1,245	$1,081
Cash costs[2] ($/oz sold) - attributable
- Essakane	$1,273	$836	$1,122	$807
- Westwood	1,896	2,427	1,761	2,141
Total from continuing operations	$1,372	$1,028	$1,234	$967
- Rosebel	-	1,327	949	1,321
Total cash costs[2] ($/oz sold) - attributable	$1,372	$1,119	$1,206	$1,066
AISC[2] ($/oz sold) - attributable
- Essakane	$1,587	$1,124	$1,377	$1,129
- Westwood	2,903	3,147	2,689	2,738
Total from continuing operations	$1,912	$1,485	$1,719	$1,434
- Rosebel	-	1,874	1,358	1,832
Total AISC[2] ($/oz sold) - attributable	$1,912	$1,604	$1,684	$1,545
Average realized gold price ($/oz)
- Continued operations	$1,973	$1,773	$1,933	$1,781
- Discontinued operations	-	1,861	1,905	1,873
Total average realized gold price ($/oz)	$1,973	$1,799	$1,930	$1,806

1. Throughout this news release, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the consolidated interim financial statements.

2. This is a non-GAAP measure. See "Non-GAAP Financial Measures" disclosure at the end of this news release for a description and calculation of these measures.

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	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Financial Results ($ millions from continuing operations)
Revenues	$238.8	$232.1	$465.0	$497.1
Gross profit	$26.6	$34.1	$69.7	$105.1
EBITDA[1]	$166.2	$101.4	$249.0	$236.3
- Continuing operations	$166.2	$71.7	$234.6	$181.9
- Discontinued operations	$-	$29.7	$14.4	$54.4
Adjusted EBITDA[1]	$63.8	$110.0	$170.6	$247.5
- Continuing operations	$63.8	$81.8	$147.2	$192.5
- Discontinued operations	$-	$28.2	$23.4	$55.0
Net earnings (loss) attributable to equity holders	$92.6	$(9.6)	$104.5	$14.2
- Continuing operations	$92.6	$(22.2)	$98.9	$(6.2)
- Discontinued operations	$-	$12.6	$5.6	$20.4
Adjusted net earnings (loss) attributable to equity holders[1]	$(3.3)	$(6.3)	$36.6	$19.8
- Continuing operations	$(3.3)	$(14.6)	$22.0	$1.8
- Discontinued operations	$-	$8.3	$14.6	$18.0
Net earnings (loss) per share attributable to equity holders - continuing operations	$0.19	$(0.05)	$0.21	$(0.01)
Adjusted net earnings (loss) per share attributable to equity holders[1] - continuing operations	$(0.01)	$(0.03)	$0.05	$-
Net cash from operating activities before changes in working capital[1] - continuing operations	$21.8	$67.0	$77.5	$175.7
Net cash from operating activities	$23.2	$81.9	$52.0	$224.2
- Continuing operations	$23.2	$33.9	$36.6	$149.9
- Discontinued operations	$-	$48.0	$15.4	$74.3
Mine-site free cash flow[1]	$14.6	$42.0	$23.2	$128.7
- Continuing operations	$14.6	$36.4	$17.3	$123.3
- Discontinued operations	$-	$5.6	$5.9	$5.4
Capital expenditures[1,2] - sustaining	$46.3	$39.4	$81.3	$95.5
Capital expenditures[1,2] - expansion	$173.5	$170.8	$332.6	$250.8
	June 30	December 31	June 30	December 31
	2023	2022	2023	2022
Financial Position ($ millions)
Cash and cash equivalents	$747.7	$407.8	$747.7	$407.8
Long-term debt	$837.3	$918.7	$837.3	$918.7
Net cash (debt)[1]	$(280.3)	$(605.6)	$(280.3)	$(605.6)
Available credit facility	$452.5	$26.6	$452.5	$26.6

1. This is a non-GAAP measure. See "Non-GAAP Financial Measures" disclosure at the end of this news release for a description and calculation of these measures.

2. Capital expenditures represent incurred expenditures for property, plant and equipment and exploration and evaluation assets, and exclude right-of-use assets.

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OUTLOOK

Operating Performance Outlook

	Actual YTD 2023	Full Year Guidance 2023[1]
Essakane (000s oz)	180	340 - 380
Westwood (000s oz)	40	70 - 90
Total attributable production (000s oz)[2]	220	410 - 470
Cost of sales[2] ($/oz sold)	$1,277	$1,125 - $1,175
Cash costs2.3 ($/oz sold)	$1,234	$1,125 - $1,175
AISC[2,3] ($/oz sold)	$1,719	$1,625 - $1,700
Depreciation expense ($ millions)	$91.0	$245 - $255
Income taxes[4] paid ($ millions)	$43.0	$70 - $80

1. The full year guidance is based on the following 2023 full year assumptions, before the impact of hedging: average realized gold price of $1,650 per ounce, USDCAD exchange rate of 1.32, EURUSD exchange rate of 1.10 and average crude oil price of $91 per barrel.

2. Consists of Essakane and Westwood on an attributable basis of 90% and 100%, respectively.

3. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

4. The income taxes paid guidance reflects continuing operations and does not include the cash tax obligation arising as part of the Bambouk sales process. See "Bambouk Assets" for additional details.

Production Outlook

Attributable gold production guidance for 2023 is unchanged and is expected to be in the range of 410,000 to 470,000 ounces.

Costs Outlook

The Company expects full year costs to come in at the top end of the guided ranges of between $1,125 and $1,175 per ounce sold for cash costs1 and between $1,625 to $1,700 per ounce sold for AISC1.

At Essakane, the landed cost of fuel has increased due to the measures taken to reduce the impact of the security situation on the supply chain which allowed for a return to full mining and milling capacity during the quarter. In addition, heavy fuel used for power generation is periodically substituted with more expensive light fuel due to availability, further increasing the cost of producing energy used in the mill.

At Westwood, the level of ground support required for the development and rehabilitation work increased relative to the annual plan; however, productivity rates are higher than plan and allowed for an increased rate of underground rehabilitation and repair work thereby advancing a portion of the 2024 scope of work into the current year to de-risk future years.

The Company notes that continued pressures on the Essakane supply chain and costs may result in an increase to costs and capital expenditure guidance estimates and will provide further updates as warranted.

Capital Expenditures

Sustaining capital expenditures¹ for 2023 have been revised upwards to approximately $230 million (± 5%) of which the majority is related to capitalized stripping at Essakane and underground development and rehabilitation work at Westwood. At Westwood, the sustaining capital guidance is being raised by $35 million as underground rehabilitation and development has been progressing ahead of schedule due to better than planned productivity rates moving some of the 2024 work into 2023 and reducing the work required in 2024, while some of the rehabilitation work requires more ground support increasing costs (as outlined above). During the second quarter of 2023, Essakane ramped up its stripping program in line with the mine plan. The Company expects that Essakane will be able to complete its capital stripping program for the year should the fuel supply remain stable, reversing the impact of lower stripping in the first quarter due to supply chain issues encountered at the time. (see quarterly update on "Essakane, Burkina Faso" and "Westwood, Canada").

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Expansion capital1 and project expenditures¹ for 2023 are expected to be approximately $830 to $880 million, on an incurred basis, including approximately $825 to $875 million of project expenditures for Côté Gold, on a 70% basis (see also "Côté Gold Project") and consists of capital expenditures, right of use assets purchased through leasing, supplies inventory and the cost to build the ore stockpile. Other expansion capital expenditures¹ (excluding Côté Gold) are expected to be approximately $5 million (± 5%) at Essakane in fulfillment of the relocation commitment to the Essakane village.

	Actual YTD 2023			Full Year Guidance 2023[2]
($ millions)	Sustaining[3]	Expansion	Total	Sustaining[3]	Expansion	Total
Essakane	$46.6	$1.0	$47.6	$150	$5	$155
Westwood	34.4	0.2	34.6	80	-	80
	$81.0	$1.2	$82.2	$230	$5	$235
Côté Gold[4],5	-	359.8	359.8	-	825 - 875	825 - 875
Corporate	0.3	-	0.3	-	-	-
Total[6,7,8]	$81.3	$361.0	$442.3	$230	$830 - 880	$1,060 - 1,110

1. 100% basis, unless otherwise stated.

2. Capital expenditures guidance (±5%) at Essakane and Westwood. Sustaining capital expenditure guidance at Westwood increased by $35 million. Côté Gold expansion capital guidance narrowed from $800 - $875 million to $825 - $875 million.

3. Sustaining capital includes capitalized stripping of (i) $14.3 million for Essakane and $1.2 million for Westwood in the second quarter 2023, (ii) $20.7 for Essakane and $3.9 million at Westwood YTD 2023, and (iii) $90 million for Essakane and $6.0 million for Westwood for the full year guidance. See "Outlook" sections below.

4. 70% basis.

5. Represents Côté Gold project expenditures of $359.8 million (see Côté Gold Project) that consists of capital expenditures of $331.4 million, right of use assets of $34.8 million, supplies inventory and the cost to build the ore stockpile, less certain cash and non-cash corporate level adjustments included in capital expenditures.

6. Includes $3.0 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

7. Capitalized borrowing costs are not included.

8. See "Costs Outlook" section above.

Exploration Outlook

Exploration expenditures for 2023 are expected to be approximately $18.0 million, including $3.0 million on the Gosselin resource delineation drilling program, as well as other near-mine and greenfield programs.

	Actual YTD 2023			Full Year Guidance 2023
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield	$-	$5.7	$5.7	$-	$13	$13
Exploration projects - brownfield	2.1	1.0	3.1	3	2	5
	$2.1	$6.7	$8.8	$3	$15	$18

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and the principle of Zero Harm® in every aspect of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees, contractors and consultants first. The Company will issue its 16th annual Sustainability Report in the third quarter of this year.

Health and Safety

Health and safety is core to the Company's relentless pursuit of its Zero Harm® vision. Through various prevention programs, the Company continuously promotes a safe work environment and a wellness program at all sites. The DARTFR was 0.39 for the six months ended June 30, 2023, with a decreasing trend since the last quarter (compared to 0.31 for the same period ended June 30, 2022). The TRIFR was 0.68 for the six months ended June 30, 2023 (compared to 0.85 for the same period ended June 30, 2022). At Côté Gold, total project hours worked reached 11.5 million hours with an LTIFR (lost time injury frequency rate) of 0.03.

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During the month of June, wildfires contributed to regional adverse air quality at Côté Gold and Westwood. Air monitoring stations at our sites recorded values for particulate matter that exceeded recommended limits with notifications provided to the respective Ministries of the Environment, Conservation and Parks.

Environment

The Company recognizes that mining activities are energy intensive and generate significant greenhouse gas ("GHG") emissions. To this end, IAMGOLD began working on each operation in 2022 to develop site-specific emissions reduction roadmaps. That work continues and is expected to culminate in a corporate roadmap, accompanying targets, and the publication of a TCFD report by the fourth quarter of 2023.

At Côté Gold, permitting efforts continued in the second quarter 2023 with permit amendments received allowing for additional temporary camp infrastructure to support an increase in workers on site during construction. A Notice of Material Change to the Closure Plan was also filed in March 2023 to update financial assurance and consolidate the existing Côté Gold and Chester mine closure plans. During the quarter, the Company's environment department prepared the site for freshet conditions, continued to work closely with the construction and operational readiness teams and is developing the departmental strategy to lead into operations.

At Essakane, progress has been made in the studies and the action plan for the update of the mine closure plan, in consultation with government authorities. The updated closure plan is scheduled to be completed by mid-2023.

At Westwood, the 2021 closure plan update is currently under review by the Quebec Ministry of Natural Resources and Forestry (MRNF), with the MRNF engaging the Company with a list of questions in accordance with their ongoing analysis.

Social and Economic Development

The Company is continuously exploring opportunities for investing and partnering with the communities impacted by its continuing operations.

At Essakane, the Company continued its participation in the Mining Fund for Local Development in Burkina Faso, a program established by the government, pursuant to which the Company committed to contribute 1% of its annual revenues. The contribution for the second quarter 2023 is estimated at $2.0 million and $3.9 million for the six months ended June 30, 2023. During the second quarter, the United Nations Development Programme ("UNDP") launched calls for tenders for the selection of companies to carry out the work in the areas of implementation of the FAMAGODO project, a two year partnership program with the UNDP for the implementation of a local development initiative to benefit local communities, fostering youth employment, reducing poverty, strengthening local infrastructure, and supporting capacity as well as local governance. Essakane also continued its direct community investment initiative. Also, as part of the community health program, medicines were distributed to the health districts of Zone 1 and to the Regional Hospital Center of Dori.

At Côté Gold, various meetings were held (Impact Benefit Agreement ("IBA") Committee, Environmental Management Committee, Employment and Training sub-Committee and Socio-economic Management and Monitoring Committee) as part of the implementation of the IBA between the Company and its First Nation Partners Mattagami First Nation and Flying Post First Nation. In May, an annual environmental session was held at Mattagami First Nation to share information about the environmental management best practices employed at Côté Gold.

At Westwood, the second monitoring committee meeting for Fayolle was held on June 15 and the Grand Duc monitoring committee met on June 22. Scholarships were awarded to students of the Cégep in Abitibi-Témiscamingue while financial support was given to the Defi IAMGOLD fundraiser event to help raise a record amount of $185,326 benefiting local sick children (Comité de soutien à la pédiatrie de l'Abitibi-Témiscamingue).

Governance

The Board of Directors of IAMGOLD (the "Board") adopted new diversity and renewal guidelines in 2021, reflecting governance best practices. Currently, women represent approximately 44% of the directors and 50% of the independent directors. The average tenure of directors on the Board is less than two years. On June 20, 2023, Audra Walsh was appointed to the Company's Board as an independent director.

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OPERATIONS - CONTINUING

Essakane Mine (IAMGOLD interest - 90%)1 | Burkina Faso

	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Key Operating Statistics[1]
Ore mined (000s t)	2,697	3,803	4,354	7,635
Grade mined (g/t)	1.12	1.05	1.39	1.05
Waste mined (000s t)	10,818	7,602	15,446	18,948
Material mined (000s t) - total	13,515	11,405	19,800	26,583
Strip ratio[2]	4.0	2.0	3.5	2.5
Ore milled (000s t)	3,084	2,704	5,259	5,866
Head grade (g/t)	1.11	1.52	1.32	1.45
Recovery (%)	89	90	90	89
Gold production (000s oz) - 100%	97	119	200	243
Gold production (000s oz) - attributable 90%	88	107	180	219
Gold sales (000s oz) - 100%	103	117	201	248
Average realized gold price[3] ($/oz)	$1,975	$1,882	$1,935	$1,883
Financial Results ($ millions)[1]
Revenues[4]	$203.8	$218.8	$390.3	$467.0
Cost of sales[4]	131.4	97.3	236.0	200.4
Production costs	128.0	93.0	225.4	173.9
(Increase)/decrease in finished goods	(6.9)	(6.3)	(9.2)	3.6
Royalties	10.3	10.6	19.8	22.9
Cash costs[3]	131.2	97.0	226.1	199.7
Sustaining capital expenditures[3,5]	29.5	31.1	46.6	78.8
Expansion capital expenditures[3]	0.5	0.5	1.0	1.5
Total capital expenditures	30.0	31.6	47.6	80.3
Earnings from operations	30.4	61.9	74.0	152.1
Performance Measures[6]
Cost of sales excluding depreciation ($/oz sold)	$1,274	$838	$1,171	$810
Cash costs[3] ($/oz sold)	$1,273	$836	$1,122	$807
AISC[3] ($/oz sold)	$1,587	$1,124	$1,377	$1,129

1. 100% basis, unless otherwise stated.

2. Strip ratio is calculated as waste mined divided by ore mined.

3. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

4. As per note 29 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

5. Includes sustaining capitalized stripping for the second quarter 2023 of $14.3 million (second quarter 2022 - $17.2 million) and $20.7 million for YTD 2023 (YTD 2022 - $47.1 million).

6. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operations

Attributable gold production in the second quarter 2023 was 88,000 ounces lower by 18% or 19,000 ounces compared to the same prior year period, primarily as a result of lower grades, partially offset by higher throughput.

Mining activity of 13.5 million tonnes in the second quarter 2023 was higher by 2.1 million tonnes or 19% compared to the same prior year period as the mining fleet returned operations to full capacity. Mine volumes were lower in the prior period due to supply chain constraints in-country and abroad. Mining activity in the second quarter 2023 completed the transition to Phase 5, resulting in a higher strip ratio - in line with expectations as the operation moves to new mining phases.

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Mill throughput in the second quarter 2023 was 3.1 million tonnes at an average head grade of 1.11 g/t, with throughput 14% higher than the same prior year period. The increase in throughput during the quarter is primarily due to increased plant availability resulting from the processing of harder rock material and supply chain constraints in the prior period. The head grade was lower than the prior period due to lower grade from the initial ore from the new mining phases and the processing of lower grade material from stockpiles.

The mill achieved recoveries of 89% in the second quarter 2023 slightly lower than the same prior year period, due to ore complexity from the new mining phases that also include higher concentrations of graphitic carbon and sulfur.

The continued deteriorating security situation in Burkina Faso continues to be a focus for the Company. Terrorist related incidents continue unabated in the country, the immediate region of the Essakane mine and, more broadly, the West African region. The Company was able to return to full mining and milling capacity during the quarter, however, the security situation in Burkina Faso and its neighboring countries continues to apply pressures to supply chains and continued security incidents and concerns could have a material adverse impact on future operating performance. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and the activity levels at the site according to the security environment. Combined with its program to make investments in security and supply chain infrastructure in the region and at the mine site in addition to the cost of these investments, the measures have increased the cost of bringing employees, contractors, supplies and inventory to the mine.

Financial Performance

Production costs in the second quarter of $128.0 million were higher by $35.0 million or 38% primarily due to higher volumes of operating waste resulting from increased strip ratios as the mine enters new phases, increases to the landed cost of fuel due to the impact of the security situation on the supply chain and higher labour costs due to the appreciation in the local currency. In addition to the fuel pricing pressures, power generation costs increased as heavy fuel used normally for power generation was periodically substituted with more expensive light fuel in order to maintain operations during the periods where supply was limited.

Cost of sales, excluding depreciation, of $131.4 million was 35% higher than the prior year period primarily due to higher production costs in the second quarter 2023. Cost of sales per ounce sold, excluding depreciation, of $1,274 was higher by $436 or 52% primarily due to higher production costs as well as lower production and sales.

Cash costs of $131.2 million were higher by $34.2 million or 35% due to higher production costs in the second quarter 2023. Cash costs per ounce sold of $1,273 were higher by $437 or 52% primarily due to higher production costs as well as lower production and sales.

AISC per ounce sold of $1,587 was higher by $463 or 41% due to higher cash costs per ounce sold and higher sustaining capital expenditures.

Total capitalized stripping of $14.3 million was lower by $2.9 million or 17% due to higher proportions of operating waste in the current mining sequences.

Sustaining capital expenditures, excluding capitalized stripping, of $15.2 million included capital spares of $6.4 million, tailings management of $3.7 million, mobile and mill equipment of $2.1 million, resource development of $1.1 million and other sustaining projects of $1.9 million. Expansion capital expenditures of $0.5 million were incurred in support of fulfilling the community village resettlement commitment.

Outlook

Attributable gold production at Essakane in 2023 is expected to be in the range of 340,000 to 380,000 ounces. Mining activity is expected to maintain normal operating levels in the second half of the year, including increased levels of waste stripping. The mill feed will consist of a combination of direct feed and stockpiles as the mine fleet sequences through the targeted phases of waste stripping.

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Capital expenditures are expected to be approximately $155.0 million, with increased volumes of capitalized waste in the second half of the year to provide access to mining areas in support of the 2024 and 2025 production plan, assuming no significant disruptions in the supply chain resulting from the security situation described above.

The Company plans to file an updated NI 43-101 compliant technical report during the fourth quarter of 2023 detailing the life of mine plan for Essakane and the updated mineral reserve and mineral resource. The technical report will incorporate the decision to forego a capital-intensive heap leach project in favour of processing through the existing CIL circuit the 9.9 million tonnes of the previously stockpiled material over the life of mine.

Westwood Mine (IAMGOLD interest - 100%) | Quebec, Canada

	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Key Operating Statistics
Underground lateral development (metres)	1,381	1,207	2,875	2,055
Ore mined (000s t) - underground	56	53	124	116
Ore mined (000s t) - other sources	156	218	349	377
Ore mined (000s t) - total	212	271	473	493
Grade mined (g/t) - underground	7.56	4.18	6.89	5.22
Grade mined (g/t) - other sources	1.18	1.03	1.33	0.98
Grade mined (g/t) - total	2.86	1.65	2.79	1.97
Ore milled (000s t)	251	284	506	534
Head grade (g/t) - underground	7.32	4.01	6.89	5.06
Head grade (g/t) - other sources	1.19	1.04	1.27	1.00
Head grade (g/t) - total	2.53	1.62	2.65	1.88
Recovery (%)	94	93	93	92
Gold production (000s oz)	19	14	40	30
Gold sales (000s oz)	18	14	39	30
Average realized gold price[1] ($/oz)	$1,958	$1,854	$1,923	$1,864
Financial Results ($ millions)
Revenues[2]	$34.9	$27.1	$74.5	$57.9
Cost of sales[2]	33.8	35.4	68.3	66.4
Production costs	36.7	37.0	72.5	68.7
(Increase)/decrease in finished goods	(2.9)	(1.6)	(4.2)	(2.3)
Cash costs[1]	33.5	34.8	67.8	65.3
Sustaining capital expenditures[1,5]	16.6	8.8	34.4	16.1
Expansion capital expenditures[1]	0.2	0.7	0.2	1.2
Total capital expenditures[1]	16.8	9.5	34.6	17.3
Earnings/(loss) from operations	(4.2)	(14.1)	(9.4)	(19.1)
Performance Measures[3]
Cost of sales excluding depreciation[4] ($/oz sold)	$1,909	$2,463	$1,773	$2,176
Cash costs[1] ($/oz sold)	$1,896	$2,427	$1,761	$2,141
AISC[1] ($/oz sold)	$2,903	$3,147	$2,689	$2,738

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

2. As per note 29 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

3. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

4. Includes non-cash ore stockpile and finished goods inventories NRV write-down of $2.6 million for the second quarter 2023 (second quarter 2022 - $3.3 million) and $3.2 million for YTD 2023 (YTD 2022 - $5.0 million), which had an impact on cost of sales, excluding depreciation, per ounce sold of $148 for the second quarter 2023 (second quarter 2022 - $232) and $84 for YTD 2023 (YTD 2022 - $165).

5. Includes sustaining capitalized stripping for the second quarter 2023 of $1.2 million (second quarter 2022 - $nil) and $3.9 million for YTD 2023 (YTD 2022 - $nil).

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Operations

Gold production in the second quarter 2023 was 19,000 ounces, higher by 5,000 ounces or 36% compared to the same prior year period. Higher production is due to the higher grade material extracted from both the underground mine and the Grand Duc open pit.

Mining activity in the second quarter 2023 was 212,000 tonnes of ore, a 22% decrease from the same prior year period. Mining activity in the second quarter 2023 was impacted by heavy wildfire smoke in the vicinity of the mining operations requiring for multiple underground shifts to be cancelled to ensure the continued safety of the workforce. Despite the impact on mining activity, the underground ore tonnes mined exceeded the same prior year period due to the continued progress in rehabilitation and development of underground activities.

Underground development in the second quarter 2023 continued to improve over prior periods, with 1,381 metres of lateral development completed, higher by 174 metres or 14% than the prior year period, despite the temporary cessation of mine shifts due to the wildfires. The progressive ramp up in development and rehabilitation work continues to secure safe access to multiple ore faces at different levels in the mine, increasing operational flexibility to allow simultaneous exploitation of multiple stope sequences in line with the 2023 production plan. The rehabilitation work program consists of repairing and upgrading the existing underground infrastructure in line with the revised rock mechanic standard, which have been developed to ensure that safe work conditions are maintained in seismic portions of the mine. This activity enables production to safely recommence once rehabilitation work on a specific level has been completed. The rehabilitation work program, which was expected to be completed over the course of 2023 and 2024, is currently experiencing better than planned productivity rates moving more of the work and costs in 2023 while reducing the work required in 2024.

Mill throughput in the second quarter 2023 was 251,000 tonnes at an average head grade of 2.53 g/t. Head grades increased 56% compared to the same prior year period as underground activities were able to target rehabilitated underground zones.

In March 2023, all required environmental and regulatory permits were received to commence mining of the Fayolle satellite deposit, located approximately 30 kilometres northwest of the Westwood complex. Primary activities in the quarter include improving the access to the mine pit, preparing the waste stockpile pads and improving the haul road network to facilitate transport of ore volumes to the Westwood mill in the second half of 2023. Incidental volumes of ore were processed during the second quarter 2023 with the remaining ore mined stockpiled at the Fayolle site for future transport. The comparatively higher-grade material from the Fayolle deposit is expected to increase the average head grade of ore milled from surface sources as the year progresses.

Financial Performance

Production costs in the second quarter of $36.7 million were in line with the same prior year period and include approximately $2.4 million of development cost incurred at the Fayolle deposit, which has been expensed due to the short life of the Fayolle project.

Cost of sales, excluding depreciation, of $33.8 million was lower by $1.6 million or 5% due to timing of sales. Cost of sales per ounce sold, excluding depreciation, of $1,909, was lower by $554 or 22% primarily due to higher gold production and sales, while aggregate costs remained in line with the prior year period.

Cash costs of $33.5 million were lower by $1.3 million or 4% due to timing of sales at the period end. Cash costs per ounce sold of $1,896 were lower by $531 or 22%, primarily due to higher gold production and sales. Included in cash costs per ounce sold is an approximate impact of $136 per ounce sold resulting from the development cost incurred at the Fayolle deposit.

AISC per ounce sold of $2,903 was lower by $244 or 8% primarily due to lower cash costs per ounce sold, partially offset by increased sustaining capital expenditures, including non-recurring rehabilitation work performed.

Sustaining capital expenditures, excluding capitalized stripping, in the second quarter 2023 of $15.4 million included underground development and rehabilitation of $10.9 million and other sustaining capital projects of $4.5 million.

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Outlook

Westwood gold production is expected to be in the range of 70,000 to 90,000 ounces in 2023. Production levels and unit costs are expected to continue to improve into the second half of the year, benefiting from the continued advancement of underground development providing access to more and higher-grade stope sequences. Mill feed will continue to be supplemented from available satellite surface deposits, including increased proportions of ore feed from the Fayolle property in the second half of the year.

Capital expenditures are expected to be approximately $80.0 million of sustaining capital in support of underground development and rehabilitation work, the renewal of the mobile fleet and fixed equipment, repairs to the Westwood mill, and other capital projects.

During the fourth quarter of the year, the Company plans to file an updated NI 43-101 compliant technical report detailing the results of certain mine optimization efforts and strategic assessments of the Westwood complex.

PROJECTS

Côté Gold Project | Ontario, Canada

As of June 30, 2023, overall, the project was estimated to be 85.7% complete. The following provides an update on project activities:

Project Activity	Update
Health and safety	Total project hours worked of 11.5 million hours with a project-to-date DARTFR of 0.05 and a TRIFR of 0.68. During the month of June, wildfires created regional adverse air quality. Air monitoring stations on site recorded values for particulate matter that exceeded site recommended limits with notification provided to Ministry of the Environment, Conservation and Parks.
Labour and workforce	In June, the project workforce exceeded 1,900 workers on site, achieving peak camp capacity. Labour availability and turnover continues to be a primary focus for Côté management.
Earthworks activities	Earthworks activities advanced with a focus on the tailings management facility ("TMF"). East Starter Dam Phase 1 was completed in June. Water accumulation in the TMF has started in order to have sufficient water for the plant startup. Phase 2 dam raising has been initiated which will give a year of storage once complete.

TMF earthworks has now achieved over 92% progress with stripping of overburden materials from the open pit substantially complete.

Mining activities are continuing to ramp up to debottleneck mine production and prepare for final hand-off of all pit related activities to the operations team later in the third quarter.
Processing plant	Considerable progress was made in the process area during the second quarter as the project begins the evolution from bulk construction to the completion phase with a focus on finishing activities.

Primary crusher steel assembly restarted in June with installation of the overhead crane and continuing the overall primary crusher structure. Work continued with the gyratory crusher installation including all ancillary equipment being placed.

The HPGR crusher rolls and reducing gear drives were installed. Preparation for the cone crusher also commenced. Construction of the Triodetic coarse ore dome structure made significant progress and will be completed in the beginning of the third quarter. Feed conveyor belting in the fine ore bin area is complete, and welding of the final two screen box girders in the screening building is nearing completion.

Installation of ball mill liners began in June and ball mill motors are on site and preparations for installation commenced. Piping to the compressors and water filtration equipment is completed. Night shift has started with cable pulls starting in the electrical rooms. Main cable tray in the building is substantially complete with only off tray routing remaining to be completed.

Leach tank construction is ongoing with final completion and installation of agitators expected later than planned. Construction sequence has been adjusted to prioritize critical tanks for commissioning to mitigate potential delays on the overall schedule.

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Project Activity	Update
Infrastructure	The overhead power line has been completed. Commissioning of the main electrical substation has started and the connection to the provincial hydro grid and the substation is on track for the third quarter 2023.

Installation of underground services has progressed significantly. Fuel distribution and storage, including the refueling station, is expected to be completed in the third quarter 2023.

Truck shop building A is near completion with handover planned for August, followed by building B in September. The installation of the electrical room for the assay lab is ongoing with completion of the lab expected by September.
Procurement	The majority of equipment has been delivered with the remaining delivery progressing on schedule. Heavy mobile equipment continues to arrive on site with fourteen CAT 793F haul trucks, the 6060 electrical shovel, two 994 loaders and three D10 dozers having been delivered by the end of June.

Commissioning of the first electric shovel is ongoing, awaiting electrification at site in order to be deployed for in-pit activities.
Operational readiness	Commissioning teams are working with construction teams to begin planning for optimal overlapping of pre-operation activities with construction. Operational readiness continues in multiple areas with a focus on ramping up mining activities, hiring and training of process plant personnel, development and standardization of mine, mill and site maintenance processes and systems, and preparation for the transition of site services contracts.
Autonomous hauling in support of mining activities began in January. During the second quarter 2023, up to seven CAT 793F haul trucks have begun operating in autonomous mode and a total of fourteen haul trucks have been commissioned. Autonomous drilling with two Pit Vipers began in the second quarter, with a third nearing commissioning completion.

Owner mining has progressed well with nearly 1.1 million tonnes mined in the second quarter 2023. The stockpile has approximately 2.0 million tonnes of material on track to the target build-up of 5.0 million tonnes by the end of the year. The IAMGOLD mine operations team started operating 24/7 effectively in July.
Permitting and sustainability	All critical permitting and sustainability work is complete with non-critical path work ongoing and expected to be received during the remainder of the project.

Community consultation and the implementation of the IBA with Indigenous partners continue. The health, safety and environmental programs and the emergency response plan are in development along with standard operating procedures.

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Funding Transaction with Sumitomo

On December 19, 2022, the Company announced it had entered into the JV Funding and Amending Agreement with SMM. As outlined in the JV Funding and Amending Agreement, as of May 1, 2023, SMM has contributed $250.0 million of the Company's funding obligations to the Côté Gold project and as a result, the Company transferred 9.7% of its interest in the Côté Gold Project to SMM (the "Transferred Interests").

For accounting purposes, the JV Funding and Amending Agreement does not meet the requirements under IFRS to recognize the dilution of the Company's interest in the Côté UJV as a sale - and so the Company will continue to account for 70% of the assets and liabilities of the joint venture. The Company has recognized a financial liability equal to the current repurchase price and option fee.

The Company has a right to repurchase the Transferred Interests on seven dates between November 30, 2023, and November 30, 2026, to return to its full 70% interest in the Côté Gold project (the "Repurchase Option"). The Company may exercise its Repurchase Option through the payment of the aggregate amounts contributed by SMM on behalf of the Company, totaling $250.0 million, plus the incremental contributions made and less incremental gold production received by SMM due to its increased ownership, up to achieving commercial production. SMM contributed an incremental $25.1 million during the six months ended June 30, 2023. SMM will retain the net proceeds or payments due from its increased ownership from the achievement of commercial production up to the repurchase of the Transferred Interests.

Up to the earlier of the Company exercising the Repurchase Option and November 30, 2026, the Company will pay a Repurchase Option fee to SMM equal to the three-month SOFR plus 4% on the amounts advanced by SMM, during construction and up to achieving commercial production, less the value of the incremental gold production up to achieving commercial production. The Repurchase Option fee accrued during 2023 will be payable upon the earlier of the Company's exercise of the Repurchase Option or November 30, 2026. The Repurchase Option fee will be payable in cash quarterly from January 1, 2024.

The JV Funding and Amending Agreement also includes changes to the operator's fee, the governance structure, including increasing the approval threshold of the Oversight Committee for annual budgets and unbudgeted expenditures above specified amounts. IAMGOLD's rights on the Oversight Committee are maintained and IAMGOLD remains as the operator.

Project Expenditures1

On a 100% basis, at the UJV level, the Côté Gold Project incurred project expenditures of $270.1 million ($189.1 million at 70%) in the second quarter 2023 at an average USDCAD exchange rate of 1.35, and $514.0 million ($359.8 million at 70%) in the six months ended June 30, 2023 at an average USDCAD exchange rate of 1.35. Incurred project expenditures include the cost of supplies inventory and the build of the initial ore stockpile.

Since commencement of construction, $2.23 billion ($1.56 billion at 70%) of the planned $2.965 billion ($2.08 billion at 70%) of project expenditure has been incurred. The original budget assumed a USDCAD exchange rate of 1.25.

The estimated cost to complete the Côté Gold Project on a 100% basis is $665 to $735 million ($465 to $515 million at 70%) on an incurred basis assuming a USDCAD rate of 1.32, with the top end of the range approximating the planned $2.965 billion.

The Company funded approximately $60.0 million to the UJV during the quarter and SMM funded the remaining $61.0 million of the $250.0 million total as per the JV Funding and Amending Agreement on behalf of the Company and an additional $18.0 million due to its increased ownership.

Based on the Company's 60.3% ownership in the UJV, IAMGOLD's remaining funding requirement, after the JV Funding and Amending Agreement with SMM - and incorporating project expenditures, changes in working capital and leases - is approximately $425 to $475 million and SMM will fund an incremental amount of approximately $60.0 million due to its increased ownership.

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Upcoming Milestones and Schedule Summary

Côté Gold is expected to commence production in early 2024. Construction of the project commenced in the third quarter 2020 and major earthworks commenced in the first quarter 2021. Recently achieved milestones and those remaining of note are as follows:

Côté Gold Upcoming Milestones

The Company that potential further impacts, including, without limitation, inflationary pressures, global supply chain disturbances, disruptions from weather events resulting in limited or no productivity such as extreme cold or forest fires in dry, hot summer months, labour disputes and the tight labour market could impact the timing of activities, costs, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of actual commercial production and, consequently, project costs.

Gosselin Zone

The Gosselin zone is located immediately to the northeast of the Côté Gold deposit. During the first quarter 2023, the Company reported assay results from its ongoing drill program with highlights including: 342.2 metres grading 1.99 g/t Au, 313.0 metres grading 1.29 g/t Au and 181.0 metres grading 1.50 g/t Au (see news release dated February 2, 2023).

Approximately 15,500 metres of diamond drilling is planned in 2023 to further delineate and expand the Gosselin mineral resources and test selected targets along an interpreted favourable deposit corridor, of which approximately 12,900 metres were completed in the first half of 2023. Technical studies are planned to advance metallurgical testing, conduct mining and infrastructure studies in order to review alternatives for potential inclusion of the Gosselin deposit into a future Côté Gold LOM plan.

Nelligan Gold Project | Chibougamau District, Quebec, Canada

The Nelligan Gold project is located approximately 45 kilometres south of the Chapais - Chibougamau area in Québec and is operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc ("Vanstar"). The Company holds an option to earn an additional 5% interest, for an 80% total interest, by completing a feasibility study on the project.

During the first quarter 2023, the Company reported and filed an updated Mineral Resource Estimate (on a 100% basis) of 73.5 million tonnes of Indicated Mineral Resources averaging 0.84 g/t Au for 1.99 million ounces of gold, and 129.5 million tonnes of Inferred Mineral Resources averaging 0.87 g/t Au for 3.60 million ounces of gold (see news releases dated February 23, 2023).

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Approximately 10,000 metres of step-out and delineation diamond drilling is planned in 2023, of which approximately 3,500 metres were completed in the first half of 2023.

Subsequent to the quarter, Vanstar reported assay result from the 2023 drill program with highlights including: 4.5 metres grading 10.53 g/t Au, 5.2 metres grading 6.97 g/t Au and 9.0 metres grading 3.76 g/t Au, (see Vanstar news release dated July 5, 2023).

Bambouk Assets | West Africa

On December 20, 2022, the Company announced it had entered into definitive agreements with Managem S.A (CAS:MNG) ("Managem") to sell its interests in the Bambouk Assets. Under the terms of the agreements, IAMGOLD will receive total cash payments of approximately $282.0 million (pre-tax) as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company's 90% interest in the Boto Gold Project in Senegal and 100% interest in each of: Karita Gold Project and associated exploration properties in Guinea, the Diakha-Siribaya Gold Project in Mali, and the early stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal.

On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal, for aggregate gross cash proceeds of $197.6 million. The gross proceeds include deferred proceeds of $32.0 million which are expected to be received by October 31, 2023. The Company recognized a gain on disposal of the Senegal Assets of $109.1 million and paid taxes of $4.1 million during the second quarter 2023.

The remaining transactions are subject to certain regulatory approvals from the respective Governments, as well as other customary closing conditions included in the transaction agreements. The Company received consent of IAMGOLD's syndicate of lenders to complete the sale of its interests in the Bambouk Assets. Closings of the remaining parts of the Bambouk Assets transactions are anticipated before the end of the year.

Under the terms of the transaction agreements, exploration expenditures incurred to further develop the Bambouk Assets will be recouped from Managem upon closing.

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FINANCIAL REVIEW

Liquidity and Capital Resources

As at June 30, 2023, the Company had $747.7 million in cash and cash equivalents at its continuing operations and net debt1 of $280.3 million. Approximately $452.5 million was available under the Company's Credit Facility resulting in liquidity at June 30, 2023, of approximately $1,200.2 million.

Within cash and cash equivalents, $91.3 million was held by Côté Gold and $170.1 million was held by Essakane. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures and cash calls are made at the beginning of each month, resulting in the month end cash balance approximating the following month's expenditure. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing at the corporate level, including the Company's drawdowns under the Credit Facility. Excess cash at Essakane is mainly repatriated through dividend payments, of which the Company will receive its 90% share, net of dividend taxes. Essakane declared a dividend during the second quarter 2023 of $120.0 million which was received by IAMGOLD subsequent to the quarter end, net of minority interest and withholding taxes. SMM funded the Company's portion of the Côté UJV funding in the first quarter 2023 and partially during the second quarter 2023 as part of the funding arrangement announced on December 19, 2022. During the remainder of the year, the Company will fund its portion of the Côté UJV funding of approximately $425 to $475 million from available cash balances.

Restricted cash in support of environmental closure costs obligations related to Essakane, Doyon division and Côté Gold project totaled $58.9 million.

The following table summarizes the Company's outstanding long-term debt:

	June 30	December 31
($ millions)[1]	2023	2022
Credit Facility	$-	$455.0
5.75% senior notes	447.8	447.6
Term Loan	377.6	-
Equipment loans	11.9	16.1
	$837.3	$918.7

1. Long-term debt does not include leases in place at continuing operations of $128.5 million as at June 30, 2023 (December 31, 2022 - $73.8 million). IFRS requires that the Company recognize 100% of the Côté Gold UJV lease liability and right-of-use assets on its balance sheet, including the $24.0 million portion guaranteed by SMM.

Credit Facility

As at June 30, 2023, the Credit Facility was undrawn and the Company issued letters of credit under the Credit Facility in the amount of $22.5 million as collateral for surety bonds issued and $10.9 million as guarantees for certain environmental indemnities to government agencies, and $4.1 million as a supplier payment guarantee, with $452.5 million remaining available under the Credit Facility.

Senior Notes

In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries. The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

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Term Loan

On May 16, 2023, the Company entered into the $400 million Term Loan. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three month SOFR + 8.25% per annum and matures on May 16, 2028. The Term Loan is denominated in U.S. dollars and interest is payable upon each SOFR maturity date. The Term Loan notes are guaranteed by certain of the Company's subsidiaries, subordinated to the Credit Facility.

The Company incurred transaction costs of $11.0 million, in addition to the 3% discount, which has been capitalized and offset against the carrying amount of the Term Loan within long-term debt in the consolidated balance sheets and is being amortized using the effective interest rate method. The Term Loan can be repaid in $20 million tranches at any time and has a make-whole premium if repaid in the first two years, a 104% premium if repaid after year two, a 101% premium if repaid after year three and 100% thereafter.

The Term Loan has a minimum liquidity ($150 million consolidated cash plus available amounts under the Company's revolving credit facility) and interest coverage ratio (1.5x trailing consolidated EBTIDA to consolidated interest expense) covenants, and has no mandatory requirements for gold or other forms of hedging, cost overrun reserves or cash sweeps.

Liquidity Outlook

At June 30, 2023, the Company had available liquidity of $1,200.2 million comprised of $747.7 million in cash and cash equivalents and $452.5 million available under the Credit Facility.

Based on 70% at the unincorporated joint venture level, the estimated cost to complete the construction of Côté Gold Project is $465 to $515 million (all on a 70% basis). IAMGOLD is expected to fund $425 to $475 million during the remainder of 2023 based on its 60.3% ownership in Côté Gold UJV.

On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal for aggregate gross cash proceeds of $197.6 million. The gross proceeds include deferred payments of $32.0 million which are anticipated to be received by October 31, 2023. The remainder of the transactions, in respect to the assets in Guinea and Mali, with expected gross proceeds of approximately $84.4 million are expected to close before the end of the year.

On May 16, 2023, the Company entered into the Term Loan of $400 million. The Term Loan increases the financial flexibility and liquidity of the Company to support the completion of the construction of a large scale project such as Côté that will produce significant cash flows once in production. The Credit Facility that was expected to be fully drawn by the completion of construction, is now fully undrawn and will provide an important source of excess liquidity as Côté ramps up production during 2024.

Based on prevailing market conditions, which could impact project expenditures and operating cash flows, the Company believes that its available liquidity at June 30, 2023, combined with cash flows from operations and the expected proceeds from the sale of the remaining Bambouk Assets, is sufficient to fund the Côté UJV to complete the construction, commissioning and ramp up of the Côté Gold Project.

The Company's financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company's ability to draw down on the Credit Facility is dependent on its ability to meet net debt to EBITDA and interest ratio covenants.

Income Statement

Revenues - Revenues from continuing operations were $238.8 million in the second quarter 2023 from sales of 121,000 ounces (111,000 ounces on an attributable basis) at an average realized gold price of $1,973 per ounce, higher by $6.7 million or 3% than the prior year period, due to a higher realized gold price, partially offset by lower sales.

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Cost of sales - Cost of sales excluding depreciation was $165.2 million in the second quarter 2023, higher by $32.5 million or 24% than the prior year period, due to increased mining activity at Westwood and the impact of higher commodity price inputs from inflation and supply chain constraints.

Depreciation expense - Depreciation expense was $47.0 million in the second quarter 2023, lower by $18.3 million or 28% than the prior year period primarily due to lower production volumes at Essakane compared to the prior year period.

Exploration expense - Exploration expense was $8.8 million in the second quarter 2023, lower by $0.2 million or 2% than the prior year period due to lower planned spend.

General and administrative expense - General and administrative expense was $12.8 million in the second quarter 2023, lower by $3.5 million or 21% than the prior year period, primarily due to lower severance costs ($2.4 million), bonus accruals ($1.8 million) and consulting costs ($0.8 million), partially offset by higher share-based payments ($1.5 million) due to the grants for 2023 occurring in the second quarter 2023 compared to the first quarter in 2022.

Income tax expense - Income tax expense was $16.9 million in the second quarter 2023, lower by $4.3 million or 20% than the prior year period. It is comprised of a current income tax expense of $20.1 million offset by a deferred income tax recovery of $3.2 million, lower than the prior year period for current tax expense by $7.5 million or 27% and lower for deferred tax recovery by $3.2 million or 50%, respectively.

Operating Activities

Net cash flow from operating activities from continuing operations was $23.2 million for the second quarter 2023. Net cash from operating activities from the continuing operations decreased by $10.7 million from the same prior year period, primarily due to net proceeds from the 2022 Prepay Arrangements of $59.0 million included in the second quarter 2022, offset by:

• Higher cash earnings of $16.0 million,

• A decrease in receivables and other current assets of $31.5 million, and

• An increase in trade and other payables of $5.2 million primarily due to the timing of supplier payments.

Investing Activities

Net cash used in investing activities from continuing operations for the second quarter 2023 was $53.9 million. Compared to the second quarter 2022, net cash used in investing activities from the continuing operations decreased by $170.7 million, primarily due to $165.6 million of cash proceeds received from the sale of the Senegal Assets.

Financing Activities

Net cash from financing activities from continuing operations for the second quarter 2023 was $246.2 million. Compared to the second quarter 2022, net cash from financing activities for continuing operations increased by $112.1 million, primarily due to $379.0 million of net proceeds received from the Term Loan and proceeds received through the SMM funding arrangement of $79.0 million, offset by the repayment of the Credit Facility of $200.0 million compared to a draw of $150.0 million in the second quarter 2022.

CONFERENCE CALL

A conference call will be held on Friday, August 11, 2023 at 8:30 a.m. (Eastern Time) for a discussion with senior management regarding IAMGOLD's second quarter 2023 operating performance and financial results.

Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following dial-in numbers:

Toll free (North America): 1 (800) 319-4610

International: +1 (604) 638-5340

Webcast: https://services.choruscall.ca/links/iamgold2023q2.html

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (800) 319-6413 within North America or +1 (604) 638-9010 from international locations and entering the passcode: 0315.

Page | 19 of 32

For more information, refer to the Management Discussion and Analysis ("MD&A") and unaudited consolidated interim Financial Statements as at and for the six months ended June 30, 2023, available on the Company's website at www.iamgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information.

End Notes (excluding tables)

1 This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" section below. Further information on these non-GAAP financial measures is included on pages 30 to 37 of the Company's Q2 2023 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. IAMGOLD employs approximately 3,300 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

info@iamgold.com

Page | 20 of 32

NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures to supplement its consolidated interim financial statements, which are presented in accordance with IFRS, including the following:

• Average Realized Gold Price per Ounce Sold

• Cash costs, cash costs per ounce sold, all in sustaining cost and all in sustaining cost per ounce sold

• Net earnings (loss) attributable to shareholders and adjusted net earnings (loss) attributable to shareholders

• Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")

• Mine-site free cash flow

• Sustaining and expansion capital expenditures

• Project expenditures

The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, these non-GAAP financial measures will provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The definitions of these measures, the reconciliation to the amounts presented in the consolidated interim financial statements, and the reasons for the presentation of these measures are included below. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company's financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, continuing operations, except where noted)	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Revenues	$238.8	$232.1	$465.0	$497.1
By-product credits and other revenues	(0.5)	(0.8)	(1.0)	(1.7)
Gold revenues	$238.3	$231.3	$464.0	$495.4
Sales (000s oz) - 100%	121	131	240	278
Average realized gold price per ounce[1,2,3] ($/oz)	$1,973	$1,773	$1,933	$1,781

1. Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.

2. Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood and Essakane mines.

3. Average realized gold price per ounce sold in the second quarter 2022 includes 37,500 ounces (75,000 ounces YTD 2022) at $1,500 per ounce as delivered in accordance with the 2019 Prepay Arrangement.

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated statements.

Page | 21 of 32

($ millions, continuing operations, except where noted)	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Cost of sales	$212.2	$198.0	$395.3	$392.0
Depreciation expense[1]	(47.0)	(65.3)	(91.0)	(125.2)
Cost of sales[1], excluding depreciation expense	$165.2	$132.7	$304.3	$266.8
Adjust for:
Other mining costs	(0.5)	(0.9)	(0.9)	(1.8)
Abnormal portion of operating costs at Essakane	-	-	(9.5)	-
Cost attributed to non-controlling interests[2]	(13.1)	(9.7)	(22.6)	(20.0)
Cash costs - attributable	$151.6	$122.1	$271.3	$245.0
Total gold sales (000 oz) - attributable	111	118	220	253
Cash costs[4] ($/oz sold) - attributable	$1,372	$1,028	$1,234	$967
Cash costs Rosebel - attributable	$-	$69.0	$22.4	$129.7
Gold sales Rosebel (000 oz) - attributable	-	52	24	98
Total cash costs[4] all operations - attributable	$151.6	$191.1	$293.7	$374.7
Total gold sales[3] all operations (000 oz) - attributable	111	170	244	351
Cash costs[4] all operations ($/oz sold) - attributable	$1,372	$1,119	$1,206	$1,066

1. As per note 29 of the consolidated interim financial statements for cost of sales and depreciation expense.

2. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

3. Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

4. Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

The following table provides a reconciliation of AISC and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

($ millions, continuing operations, except where noted)	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Cost of sales	$212.2	$198.0	$395.3	$392.0
Depreciation expense[1]	(47.0)	(65.3)	(91.0)	(125.2)
Cost of sales[1], excluding depreciation expense	$165.2	$132.7	$304.3	$266.8
Adjust for:
Sustaining capital expenditures[1]	47.1	39.4	81.2	95.5
Corporate general and administrative costs[2]	12.4	14.4	24.3	27.3
Other costs[3]	2.9	3.0	5.5	1.6
Abnormal portion of operating costs at Essakane	-	-	(9.5)	-
Cost attributable to non-controlling interests[4]	(16.4)	(13.0)	(27.8)	(27.9)
AISC - attributable	$211.2	$176.5	$378.0	$363.3
Total gold sales (000s oz) - attributable	111	118	220	253
AISC[6] ($/oz sold) - attributable	$1,912	$1,485	$1,719	$1,434
AISC excluding by-product credits[6] ($/oz sold) - attributable	$1,916	$1,492	$1,723	$1,441
AISC Rosebel - attributable	$-	$97.5	$32.0	$179.7
Gold sales Rosebel (000s oz) - attributable	-	52	24	98
AISC all operations - attributable	$211.2	$274.0	$410.0	$543.0
Total gold sales[5] all operations (000s oz) - attributable	111	170	244	351
AISC[6] all operations ($/oz sold) - attributable	$1,912	$1,604	$1,684	$1,545
AISC all operations excluding by-product credits[6] ($/oz sold) - attributable	$1,916	$1,609	$1,688	$1,550

1. Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.

2. Corporate general and administrative costs exclude depreciation expense.

3. Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, insurance proceeds, partially offset by by-product credits.

4. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

5. Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

Page | 22 of 32

6. AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Sustaining and Expansion Capital Expenditure

Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

($ millions, except where noted)	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Capital expenditures for property, plant and equipment[1]	$219.8	$210.2	$413.9	$346.3
Less: Capital expenditures - expansion:	173.5	170.8	332.6	250.8
Côté Gold	172.8	169.6	331.4	248.1
Essakane	0.5	0.5	1.0	1.5
Westwood	0.2	0.7	0.2	1.2
Capital expenditures - sustaining	46.3	39.4	81.3	95.5
Capital expenditures for exploration and evaluation assets	-	0.4	-	0.8
Working capital adjustments	0.8	(0.4)	$(0.1)	$(0.8)
Capital expenditures - sustaining included in AISC	$47.1	$39.4	$81.2	$95.5

1. Capital expenditures as per the segmented note on an incurred basis

Project Expenditure

Project expenditure at Côté represents all the project construction capital costs incurred during construction and commissioning phase of the Côté Gold Project in line with the Côté Gold NI43-101 technical report and includes expansion capital expenditures, right-of-use assets acquired through leases, supplies inventory and the cost to build the ore stockpile, less certain cash and non-cash corporate level adjustments included in capital expenditures.

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization of finance costs), is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

Page | 23 of 32

($ millions, except where noted)	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Earnings before income taxes - continuing operations	$112.1	$4.7	$131.4	$53.5
Add:
Depreciation	47.3	65.7	91.7	125.9
Finance costs	6.8	1.3	11.5	2.5
EBITDA - continuing operations	$166.2	$71.7	$234.6	$181.9
Adjusting items:
Unrealized (gain)/loss on non-hedge derivatives	(3.2)	6.9	(2.4)	3.6
Insurance recoveries	(0.6)	-	(0.6)	(1.2)
Write-down of assets	1.1	-	1.1	0.1
NRV write-down of stockpiles/finished goods	2.6	3.4	3.2	5.1
Foreign exchange (gain)/loss	4.6	1.2	4.6	4.8
Write-down of Jubilee property	1.3	-	1.3	-
Abnormal portion of operating costs at Essakane	-	-	9.5	-
Fair value of deferred consideration from sale of Sadiola	(0.6)	(0.4)	(1.1)	(0.8)
Gain on sale of Bambouk	(109.1)	-	(109.1)	-
Changes in estimates of asset retirement obligations at closed sites	(1.1)	-	3.1	-
Other	2.6	(1.0)	3.0	(1.0)
Adjusted EBITDA - continuing operations	$63.8	$81.8	$147.2	$192.5
Including discontinued operations:
EBITDA - discontinued operations	$-	$29.7	$14.4	$54.4
Adjusted items:
Unrealized (gain) on non-hedge derivatives	-	(3.5)	-	(5.1)
Write-down of stockpile/finished goods	-	1.1	-	3.7
Loss on sale of Rosebel	-	-	7.4	-
Foreign exchange (gain)/loss	-	0.2	-	-
Severance costs	-	-	1.5	-
Write-down of assets	-	0.7	0.1	2.0
EBITDA - all operations	$166.2	$101.4	$249.0	$236.3
Adjusted EBITDA - all operations	$63.8	$110.0	$170.6	$247.5

Adjusted Net Earnings Attributable to Equity Holders

Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance. The following table provides a reconciliation of earnings before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) to the adjusted net earnings (loss) attributable to equity holders of the Company.

Page | 24 of 32

($ millions, except where noted)	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Earnings before income taxes and non-controlling interests - continuing operations	$112.1	$4.7	$131.4	$53.5
Adjusting items:
Unrealized gain/(loss) on non-hedge derivatives	(3.2)	6.9	(2.4)	3.6
Insurance recoveries	(0.6)	-	(0.6)	(1.2)
Write-down of assets	1.1	-	1.1	0.1
NRV write-down of stockpiles/finished goods	2.7	7.3	3.4	9.1
Foreign exchange (gain)/loss	4.6	1.2	4.6	4.8
Write-down of Jubilee property	1.3	-	1.3	-
Other finance costs	3.3	-	6.0	-
Abnormal portion of operating costs at Essakane	-	-	10.1	-
Fair value of deferred consideration from sale of Sadiola	(0.6)	(0.4)	(1.1)	(0.8)
Gain on sale of Bambouk	(109.1)	-	(109.1)	-
Changes in estimates of asset retirement obligations at closed sites	(1.1)	-	3.1	-
Other	2.6	(1.0)	2.5	(1.0)
Adjusted earnings before income taxes and non-controlling interests - continuing operations	$13.1	$18.7	$50.3	$68.1
Income taxes	(16.9)	(21.2)	(25.5)	(46.2)
Tax on foreign exchange translation of deferred income tax balances	(0.5)	(6.4)	2.6	(6.8)
Tax impact of adjusting items	3.6	-	1.6	0.2
Non-controlling interests	(2.6)	(5.7)	(7.0)	(13.5)
Adjusted net earnings (loss) attributable to equity holders - continuing operations	$(3.3)	$(14.6)	$22.0	$1.8
Adjusted net earnings (loss) per share attributable to equity holders - continuing operations	$(0.01)	$(0.03)	$0.05	$-
Including discontinued operations:
Net earnings before income tax and non-controlling interest - discontinued operations	$-	$16.9	$14.3	$26.5
Adjusted items:
Unrealized (gain) on non-hedge derivatives	-	(3.5)	-	(5.1)
NRV write-down of stockpiles/finished goods	-	(2.1)	-	1.4
Loss on sale of Rosebel	-	-	7.4	-
Foreign exchange (gain)/loss	-	0.2	-	-
Severance costs	-	-	1.5	-
Write-down of assets	-	0.7	0.1	2.0
Adjusted earnings before income taxes and non-controlling interests - discontinued operations	$-	$12.2	$23.3	$24.8
Income taxes	-	(3.9)	(8.0)	(5.5)
Tax impact of adjusting items	-	0.4	-	(0.7)
Non-controlling interests	-	(0.4)	(0.7)	(0.6)
Adjusted net earnings attributable to equity holders - discontinued operations	$-	$8.3	$14.6	$18.0
Adjusted net earnings per share attributable to equity holders - discontinued operations	$-	$0.02	$0.03	$0.04
Adjusted net earnings (loss) attributable to equity holders - all operations	$(3.3)	$(6.3)	$36.6	$19.8
Adjusted net earnings (loss) per share attributable to equity holders - all operations	$(0.01)	$(0.01)	$0.08	$0.04
Basic weighted average number of common shares outstanding (millions)	481.0	478.9	480.0	478.3

Page | 25 of 32

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less non-cash working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Net cash from operating activities - continuing operations	$23.2	$33.9	$36.6	$149.9
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(21.2)	10.3	(17.8)	9.5
Inventories and non-current ore stockpiles	23.0	20.8	37.8	13.0
Accounts payable and accrued liabilities	(3.2)	2.0	20.9	3.3
Net cash from operating activities before changes in working capital - continuing operations	21.8	67.0	77.5	175.7
Net cash from operating activities before changes in working capital - discontinued operations	-	26.9	21.9	52.1
Net cash from operating activities before changes in working capital	$21.8	$93.9	$99.4	$227.8

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures from operating mine sites. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Net cash from operating activities - continuing operations	$23.2	$33.9	$36.6	$149.9
Add:
Operating cash flow used by non-mine site activities	39.0	43.6	63.2	71.0
Cash flow from operating mine-sites - continuing operations	62.2	77.5	99.8	220.9
Capital expenditures - continuing operations	210.6	213.7	425.7	355.9
Less:
Capital expenditures from construction and development projects and corporate	(163.0)	(172.6)	(343.2)	(258.3)
Capital expenditures from operating mine-sites - continuing operations	47.6	41.1	82.5	97.6
Mine-site cash flow - continuing operations	14.6	36.4	17.3	123.3
Cash flow from discontinued mine-sites	-	48.0	15.4	74.3
Capital expenditures from discontinued operations	-	(42.4)	(9.5)	(68.9)
Mine-site cash flow - discontinued operations	-	5.6	5.9	5.4
Total mine-site free cash flow	$14.6	$42.0	$23.2	$128.7

Page | 26 of 32

Liquidity and Net Cash (Debt)

Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	June 30	December 31
($ millions, continuing operations, except where noted)	2023	2022
Cash and cash equivalents	$747.7	$407.8
Available Credit Facility	452.5	26.6
Available Liquidity	$1,200.2	$434.4

	June 30	December 31
($ millions, continuing operations, except where noted)	2023	2022
Cash and cash equivalents	$747.7	$407.8
Lease liabilities	(128.5)	(73.8)
Long-term debt[1]	(862.0)	(921.2)
Drawn letters of credit issued under Credit Facility	(37.5)	(18.4)
Net cash (debt)	$(280.3)	$(605.6)

1. Includes principal amount of the Notes of $450.0 million, Term Loan of $400.0 million, Credit Facility of $nil and equipment loans of $12.0 million (December 31, 2022 - $450 million, $nil, $455.0 million and $16.2 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

Page | 27 of 32

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	June 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$747.7	$407.8
Receivables and other current assets	128.3	128.0
Inventories	249.9	199.9
Assets held for sale	34.7	785.6
	1,160.6	1,521.3
Non-current assets
Property, plant and equipment	3,028.8	2,598.0
Exploration and evaluation assets	15.9	28.3
Restricted cash	58.9	56.3
Inventories	74.6	92.4
Other assets	106.6	128.8
	3,284.8	2,903.8
	$4,445.4	$4,425.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$257.8	$294.1
Income taxes payable	26.0	37.8
Other current liabilities	46.2	24.2
Current portion of lease liabilities	13.6	5.1
Current portion of long-term debt	8.7	8.7
Current portion of deferred revenue	128.8	-
Liabilities held for sale	6.4	276.3
	487.5	646.2
Non-current liabilities
Deferred income tax liabilities	15.7	22.6
Provisions	318.3	310.4
Lease liabilities	114.9	68.7
Long-term debt	828.6	910.0
Côté Gold repurchase option	281.2	-
Deferred revenue	117.3	240.8
Other liabilities	5.2	19.6
	1,681.2	1,572.1
	2,168.7	2,218.3
Equity
Attributable to equity holders
Common shares	2,731.5	2,726.3
Contributed surplus	56.6	58.2
Accumulated deficit	(527.9)	(632.4)
Accumulated other comprehensive income (loss)	(39.8)	(21.3)
	2,220.4	2,130.8
Non-controlling interests	56.3	76.0
	2,276.7	2,206.8
Contingencies and commitments
Subsequent event
	$4,445.4	$4,425.1

Refer to Q2 2023 Financial Statements for accompanying notes

Page | 28 of 32

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars, except per share amounts)	2023	2022	2023	2022
Continuing Operations:
Revenues	$238.8	$232.1	$465.0	$497.1
Cost of sales	(212.2)	(198.0)	(395.3)	(392.0)
Gross profit	26.6	34.1	69.7	105.1
General and administrative expenses	(12.8)	(16.3)	(25.5)	(30.5)
Exploration expenses	(8.8)	(9.0)	(16.5)	(17.0)
Other expenses	(3.6)	2.1	(8.9)	(0.7)
Earnings from operations	1.4	10.9	18.8	56.9
Finance costs	(6.8)	(1.3)	(11.5)	(2.5)
Foreign exchange loss	(4.6)	(1.2)	(4.6)	(4.8)
Gain on sale of Bambouk assets	109.1	-	109.1	-
Interest income, derivatives and other investment gains (losses)	13.0	(3.7)	19.6	3.9
Earnings before income taxes	112.1	4.7	131.4	53.5
Income tax expense	(16.9)	(21.2)	(25.5)	(46.2)
Net earnings (loss) from continuing operations	95.2	(16.5)	105.9	7.3
Net earnings from discontinued operations, net of income tax	-	13.0	6.3	21.0
Net earnings (loss)	$95.2	$(3.5)	$112.2	$28.3
Net earnings (loss) from continuing operations attributable to:
Equity holders	$92.6	$(22.2)	$98.9	$(6.2)
Non-controlling interests	2.6	5.7	7.0	13.5
Net earnings (loss) from continuing operations	$95.2	$(16.5)	$105.9	$7.3
Net earnings (loss) attributable to:
Equity holders	$92.6	$(9.6)	$104.5	$14.2
Non-controlling interests	2.6	6.1	7.7	14.1
Net earnings (loss)	$95.2	$(3.5)	$112.2	$28.3

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	481.0	478.9	480.0	478.3
Diluted	484.2	478.9	483.8	482.5

Basic and diluted earnings (loss) per share from continuing operations	$0.19	$(0.05)	$0.21	$(0.01)
Basic and diluted earnings per share from discontinued operations	$0.00	$0.03	$0.01	$0.04
Basic and diluted earnings (loss) per share	$0.19	$(0.02)	$0.22	$0.03

Refer to Q2 2023 Financial Statements for accompanying notes

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars)	2023	2022	2023	2022
Operating activities
Net earnings from continuing operations	$95.2	$(16.5)	$105.9	$7.3
Adjustments for:
Depreciation expense	47.3	65.7	91.7	125.9
Gain on sale of Bambouk assets	(109.1)	-	(109.1)	-
Deferred revenue recognized	-	(48.7)	-	(97.5)
Income tax expense	16.9	21.2	25.5	46.2
Write-down of inventories	3.5	4.1	4.4	6.3
Other non-cash items	(2.6)	9.4	(3.3)	1.5
Adjustments for cash items:
Proceeds from gold prepayment	-	59.0	-	118.0
Proceeds from insurance claim	-	0.7	-	0.7
Settlement of derivatives	3.2	8.6	6.2	13.4
Disbursements related to asset retirement obligations	(0.6)	(0.6)	(0.8)	(1.0)
Movements in non-cash working capital items and non-current ore stockpiles	1.4	(33.1)	(40.9)	(25.8)
Cash from operating activities, before income taxes paid	55.2	69.8	79.6	195.0
Income taxes paid	(32.0)	(35.9)	(43.0)	(45.1)
Net cash from operating activities related to continuing operations	23.2	33.9	36.6	149.9
Net cash from operating activities related to discontinued operations	-	48.0	15.4	74.3
Net cash from operating activities	23.2	81.9	52.0	224.2
Investing activities
Capital expenditures for property, plant and equipment	(210.6)	(213.3)	(425.7)	(355.1)
Capitalized borrowing costs	(17.6)	(13.4)	(24.5)	(13.7)
Disposal of marketable securities (net)	-	2.1	-	9.9
Proceeds from sale of Rosebel	2.8	-	389.2	-
Proceeds from sale of Bambouk assets	165.6	-	165.6	-
Other investing activities	5.9	-	10.3	-
Net cash from (used in) investing activities related to continuing operations	(53.9)	(224.6)	114.9	(358.9)
Net cash used in investing activities related to discontinued operations	-	(44.6)	(8.2)	(70.8)
Net cash from (used in) investing activities	(53.9)	(269.2)	106.7	(429.7)
Financing activities
Proceeds from (repayment of) credit facility	(200.0)	150.0	(455.0)	150.0
Proceeds from second lien term loan	379.0	-	379.0	-
Funding from Sumitomo Metal Mining Co. Ltd.	79.0	-	275.1	-
Dividends paid to non-controlling interests	(1.7)	(11.6)	(1.7)	(11.6)
Other financing activities	(10.1)	(4.3)	(15.6)	(7.7)
Net cash from financing activities related to continuing operations	246.2	134.1	181.8	130.7
Net cash used in financing activities related to discontinued operations	-	(4.2)	(2.0)	(8.3)
Net cash from financing activities	246.2	129.9	179.8	122.4
Effects of exchange rate fluctuation on cash and cash equivalents	0.1	(11.0)	2.2	(10.7)
Increase (decrease) in cash and cash equivalents - all operations	215.6	(68.4)	340.7	(93.8)
Increase (decrease) in cash and cash equivalents - held for sale	-	2.7	(0.8)	(16.0)
Increase (decrease) in cash and cash equivalents - continuing operations	215.6	(65.7)	339.9	(109.8)
Cash and cash equivalents, beginning of the period	532.1	500.8	407.8	544.9
Cash and cash equivalents, end of the period	$747.7	$435.1	$747.7	$435.1

Refer to Q2 2023 Financial Statements for accompanying notes

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QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a "qualified person" (a "QP") as defined in NI 43-101.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", or "project" or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this news release include, without limitation, those under the headings "Outlook", "Quarterly Updates", "Exploration", "Liquidity and Capital Resources" and "Market Trends" and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to complete construction of the Côté Gold project; the updated life-of-mine plan, ramp up assumptions and other project metrics including operating costs in respect to the Côté Gold project; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; the completion of the sale of the Bambouk assets; permitting timelines and the expected receipt of permits; inflation and inflationary pressures; global supply chain constraints; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to successfully complete the construction of Côté Gold and commence commercial production from the mine; the ability of the Company to complete the sales of the remaining Bambouk assets; the Company's business strategies and its ability to execute thereon; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the ongoing impacts of COVID-19 (and its variants) on the Company and its workforce; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (such as diesel and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

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Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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